15047368

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED MAR 02 2015 Washington DC 404

SEC FILE NUMBER
8- 69393

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CLEARCREEK SECURITIES, LLC
DBA CLEARCREEK PARTNERS

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1743 WAZEE STREET, SUITE 375
(No. and Street)

DENVER	CO	80202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ALEXANDER OOMS 303-731-2960
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HARDING AND HITTESDORF, P.C.
(Name – *if individual, state last, first, middle name*)

650 S. CHERRY STREET, SUITE 1050	DENVER	CO	80246
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, ALEXANDER OOMS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CLEARCREEK PARTNERS, as of DECEMBER 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

CEO

Title

Notary Public

MICHAEL L. MADRIL
NOTARY PUBLIC
STATE OF COLORADO

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CLEARCREEK SECURITIES, LLC
DBA CLEARCREEK PARTNERS
(SEC File No. 8-69393)

Report of Independent Registered Public Accounting Firm
On Financial Statements and Supplemental
Schedules for the Year Ended December 31, 2014
and Review Report on Exemption Report

CLEARCREEK SECURITIES, LLC
DBA CLEARCREEK PARTNERS

TABLE OF CONTENTS

HARDING AND HITTESDORF, P.C.
Certified Public Accountants

650 S. Cherry Street, Suite 1050
Denver, Colorado 80246
(303) 393-0888
FAX (303) 393-0894
www.hhcpafirm.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Member
ClearCreek Securities, LLC
dba ClearCreek Partners
Denver, Colorado

We have audited the accompanying statement of financial condition of ClearCreek Securities, LLC dba ClearCreek Partners (a limited liability company) as of December 31, 2014, and the related statements of operations, changes in member's equity and cash flows for the year then ended. These financial statements are the responsibility of ClearCreek Securities, LLC dba ClearCreek Partners' management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluation the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ClearCreek Securities, LLC dba ClearCreek Partners as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplementary information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of ClearCreek Securities, LLC dba ClearCreek Partners' financial statements. The supplementary information contained in Schedules I and II is the responsibility of ClearCreek Securities, LLC dba ClearCreek Partners' management. Our audit procedures included determining whether the supplementary information contained in Schedules I and II reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information contained in Schedules I and II. In forming our opinion on the supplementary information contained in Schedules I and II, we evaluated whether the supplementary information contained in Schedules I and II, including its form and content is presented in conformity with 17 C.F.R. Section 240.17a-5. In our opinion, the supplementary information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

H+H, P.C.

HARDING AND HITTESDORF, P.C.
Certified Public Accountants
February 19, 2015

CLEARCREEK SECURITIES, LLC
DBA CLEARCREEK PARTNERS

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

ASSETS

CURRENT ASSET:		
Cash and cash equivalents	$	82,140
TOTAL ASSETS	$	82,140

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES:		
Credit cards payable	$	401
MEMBER'S EQUITY		81,739
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	82,140

See accompanying notes to financial statements.

CLEARCREEK SECURITIES, LLC
DBA CLEARCREEK PARTNERS

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2014

REVENUES:		
Engagement fees	$	116,533
OPERATING EXPENSES:		
Consulting		30,080
Professional fees		14,200
Other operating expenses		10,515
Regulatory expenses		1,665
		56,460
NET INCOME	$	60,073

See accompanying notes to financial statements.

CLEARCREEK SECURITIES, LLC
DBA CLEARCREEK PARTNERS

STATEMENTS OF CHANGES IN MEMBER'S EQUITY

Member's equity at January 1, 2014	$	11,666
Member's contributions		28,000
Member's distributions		(18,000)
Net income		60,073
Member's equity at December 31, 2014	$	81,739

See accompanying notes to financial statements.

CLEARCREEK SECURITIES, LLC
DBA CLEARCREEK PARTNERS

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	60,073
Adjustments to reconcile net income to net cash provided by operations:		
Increase (decrease) in cash resulting from change in:		
Credit cards payable		401
NET CASH PROVIDED BY OPERATING ACTIVITIES		60,474
CASH FLOWS FROM FINANCING ACTIVITIES:		
Member's contributions		28,000
Member's distributions		(18,000)
NET CASH PROVIDED BY FINANCING ACTIVITIES		10,000
NET INCREASE IN CASH AND CASH EQUIVALENTS		70,474
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		11,666
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	82,140

See accompanying notes to financial statements.

CLEARCREEK SECURITIES, LLC
DBA CLEARCREEK PARTNERS

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2014

A. Summary of Significant Accounting Policies

Organization

ClearCreek Securities, LLC dba ClearCreek Partners (the Company) is a Colorado limited liability company organized on October 17, 2013 to engage in investment banking and financial consulting. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority, Inc. (FINRA). The Company received authorization from FINRA to commence operations as a broker-dealer on September 15, 2014.

Cash and Cash Equivalents

The Company considers cash on hand and investments with original maturities of three months or less to be cash equivalents.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of temporary cash investments. The Company restricts temporary cash investments to financial institutions with high credit standing. Such temporary cash investments are often in excess of the FDIC insurance limit.

Income Taxes

The Company is not a taxpaying entity for federal or state income tax purposes. Accordingly, no income tax expense has been recorded in the financial statements. Income of the Company is taxed in the member's income tax return.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

A. Summary of Significant Accounting Policies (Continued)

Advertising and Marketing

Advertising and marketing is expensed as incurred and amount to $380 for the year ended December 31, 2014, and is included in other operating expenses in the statement of operations.

B. Significant Clients

The Company generally derives significant revenue from a few key clients. However, the makeup of the Company's client base varies from year to year. Accordingly, an annual concentration in revenue from the same clients is remote. In 2014, the Company derived 88% of total fee revenue from three clients.

C. Subsequent Events

Management has evaluated subsequent events through February 19, 2015, which is the date the financial statements were available to be issued.

D. Statutory Requirements

Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital as defined under such rule. At December 31, 2014, the Company's net capital was $81,739 and the required net capital was $5,000.

The Company is exempt from certain provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is not required to maintain a "Special Account for Exclusive Benefit of Customers". Such exemption is in accordance with paragraph (k) (2) (i) of the Rule.

SUPPLEMENTARY INFORMATION

CLEARCREEK SECURITIES, LLC
DBA CLEARCREEK PARTNERS

SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL, MINIMUM NET CAPITAL REQUIRED, AND AGGREGATE INDEBTEDNESS

DECEMBER 31, 2014

COMPUTATION OF NET CAPITAL AND MINIMUM NET CAPITAL REQUIRED

MEMBER'S EQUITY	$ 81,739
DEDUCTIONS:	-
NET CAPITAL	$ 81,739
MINIMUM NET CAPITAL REQUIRED (greater of 6-2/3% of aggregate indebtedness or $5,000)	$ 5,000

AGGREGATE INDEBTEDNESS

TOTAL LIABILITIES AND AGGREGATE INDEBTEDNESS	$ 401
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.49:1

There is no difference between the above net capital computation and the corresponding computation included in the Company's Form X-17A-5 Part IIA Filing.

CLEARCREEK SECURITIES, LLC
DBA CLEARCREEK PARTNERS

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2014

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (i) of the Rule.

HARDING AND HITTESDORF, P.C.
Certified Public Accountants

650 S. Cherry Street, Suite 1050
Denver, Colorado 80246
(303) 393-0888
FAX (303) 393-0894
www.hhcpafirm.com

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) ClearCreek Securities, LLC dba ClearCreek Partners identified the following provisions of 17 C.F.R. § 15c3-3(k) under which ClearCreek Securities, LLC dba ClearCreek Partners claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) ClearCreek Securities, LLC dba ClearCreek Partners stated that ClearCreek Securities, LLC dba ClearCreek Partners met the identified exemption provisions throughout the most recent fiscal year without exception. ClearCreek Securities, LLC dba ClearCreek Partners' management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about ClearCreek Securities, LLC dba ClearCreek Partners' compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

H & H, P.C.

Harding and Hittesdorf, P.C.
Denver, Colorado
February 19, 2015

CLEARCREEK
SECURITIES

EXEMPTION REPORT

ClearCreek Securities, LLC's, Assertions

We confirm, to the best of knowledge and belief, that;

1. **ClearCreek Securities, LLC claimed an exemption from SEC Rule 15c3-3 under the provisions in paragraph of (k)(2)(i) throughout the fiscal year January 1, 2014 to December 31, 2014.**

2. **ClearCreek Securities, LLC met the identified exemption provisions in SEC Rule 15c3-3(k)(2)(i) throughout the fiscal year January 1, 2014 to December 31, 2014 without exemption.**

Alexander Ooms
ClearCreek Securities, LLC